UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

ION MEDIA NETWORKS, INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

46205A103
(CUSIP Number)

Elizabeth A. Newell, Assistant Secretary
NBC Universal, Inc.
30 Rockefeller Plaza, New York, NY 10112
(212) 664-3307
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46205A103	Page 2 of 18 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NBC PALM BEACH INVESTMENT I, INC. 13-4078684

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3
SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

198,035,000*

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

198,035,000*

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,035,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.2%**

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Represents 198,035,000 shares of Class A Common Stock issuable upon conversion of 39,607 shares of Preferred Stock by NBC Palm Beach I. Shares of Preferred Stock are not currently convertible and the right to convert is subject to material conditions, including, without limitation, those contained in the Certificate of Designation and the applicable FCC regulations. Based on information provided to the Reporting Persons, CLP beneficially owns (i) 262 shares of 9 ¾ Series A Convertible Preferred Stock convertible into 163,960 shares of Class A Common Stock, which represents 1.6% of the issued and outstanding 9 ¾ Series A Convertible Preferred Stock, (ii) 2,724,207 shares of Class A Common Stock, which represents 4.20% of the issued and outstanding shares of Class A Common Stock, (iii) 133,333,333 shares of Class A Common Stock issuable upon conversion of $100,000,000 aggregate principal amount of the Series B Convertible Subordinated D ebt, (iv) 100,000,000 shares of Class A Common Stock issuable upon the exercise of the warrant and (v) 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issuable upon the exercise of the Call Right by CM pursuant to the Call Agreement. The Reporting Persons expressly disclaim beneficial ownership of the shares of 9 ¾ Series A Convertible Preferred Stock, shares of Class A Common Stock, shares of Class B Common Stock, the Series B Convertible Subordinated Debt and the warrant owned by CLP.

**	Based on 65,377,185 shares of Class A Common Stock outstanding as reported by the Company in the Master Agreement, and 198,035,000 shares of Class A Common Stock issuable upon conversion of 39,607 shares of Preferred Stock by NBC Palm Beach I.

SCHEDULE 13D

CUSIP No. 46205A103	Page 4 of 18 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NBC PALM BEACH INVESTMENT II, INC. 13-4078685

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3
SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Based on information provided to the Reporting Persons, CLP beneficially owns (i) 262 shares of 9 ¾ Series A Convertible Preferred Stock convertible into 163,960 shares of Class A Common Stock, which represents 1.6% of the issued and outstanding 9 ¾ Series A Convertible Preferred Stock, (ii) 2,724,207 shares of Class A Common Stock, which represents 4.20% of the issued and outstanding shares of Class A Common Stock, (iii) 133,333,333 shares of Class A Common Stock issuable upon conversion of $100,000,000 aggregate principal amount of the Series B Convertible Subordinated Debt, (iv) 100,000,000 shares of Class A Common Stock issuable upon the exercise of the warrant and (v) 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issuable upon the exercise of the Call Right by CM pursuant to the Call Agreement. The Reporting Persons expressly disclaim beneficial ownership of the shares of 9 ¾ Series A Convertible Preferred Stock, shares of Class A Common Stock, shares of Class B Common Stock, the Series B Convertible Subordinated Debt and the warrant owned by CLP.

SCHEDULE 13D

CUSIP No. 46205A103	Page 6 of 18 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NBC UNIVERSAL, INC. 14-1682529

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3
SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,035,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.2%**

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Represents 198,035,000 shares of Class A Common Stock issuable upon conversion of 39,607 shares of Preferred Stock by NBC Palm Beach I. Shares of Preferred Stock are not currently convertible or exercisable and the right to convert or exercise is subject to material conditions, including, without limitation, those contained in the Certificate of Designation and the applicable FCC regulations. Based on information provided to the Reporting Persons, CLP beneficially owns (i) 262 shares of 9 ¾ Series A Convertible Preferred Stock convertible into 163,960 shares of Class A Common Stock, which represents 1.6% of the issued and outstanding 9 ¾ Series A Convertible Preferred Stock, (ii) 2,724,207 shares of Class A Common Stock, which represents 4.20% of the issued and outstanding shares of Class A Common Stock, (iii) 133,333,333 shares of Class A Common Stock issuable upon conversion of $100,000,000 aggregate principal amount of the Series B Convertible Subordinated Debt, (iv) 100,000,000 shares of Class A Common Stock issuable upon the exercise of the warrant and (v) 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issuable upon the exercise of the Call Right by CM pursuant to the Call Agreement. The Reporting Persons expressly disclaim beneficial ownership of the shares of 9 ¾ Series A Convertible Preferred Stock, shares of Class A Common Stock, shares of Class B Common Stock, the Series B Convertible Subordinated Debt and the warrant owned by CLP.

**	Based on 65,377,185 shares of Class A Common Stock outstanding as reported by the Company in the Master Agreement and 198,035,000 shares of Class A Common Stock issuable upon conversion of 39,607 shares of Preferred Stock by NBC Palm Beach I.

SCHEDULE 13D

CUSIP No. 46205A103	Page 8 of 18 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NATIONAL BROADCASTING COMPANY HOLDING, INC. 13-3448662

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3
SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

Disclaimed (See 11 below)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

Disclaimed (See 11 below)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares of Class A Common Stock disclaimed by National Broadcasting Company Holding, Inc.*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Not Applicable (See 11 above)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT NATIONAL BROADCASTING COMPANY HOLDING, INC. IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

8

SCHEDULE 13D

CUSIP No. 46205A103	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GENERAL ELECTRIC COMPANY 14-0689340

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3
SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

Disclaimed (See 11 below)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

Disclaimed (See 11 below)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares of Class A Common Stock disclaimed by General Electric Company.*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Not Applicable (See 11 above)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT GENERAL ELECTRIC COMPANY IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

9

                        This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, Amendment No. 6 filed on March 30, 2007, Amendment No. 7 filed on April 11, 2007, Amendment No. 8 filed on April 12, 2007 and Amendment No. 9 filed on April 30, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.            Purpose of Transaction.

                        Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

                “On May 3, 2007, the NBCU Entities, the Company and CM entered into a Master Transaction Agreement (the ”Master Agreement”). The following is a summary of material provisions of the Master Agreement. This description of the Master Agreement, including the summary below, is not complete and is subject to the terms of the Master Agreement, attached hereto as Exhibit 29 and incorporated herein by reference.

                Assignment of the Call Right

                As required by the Master Agreement, NBC Palm Beach II assigned to CM, the permitted transferee, all of its rights and obligations under the Call Agreement, among other agreements. Immediately following such assignment, CM exercised the Call Right by delivering a call notice letter to the Paxson Stockholders. The Paxson Stockholders and Paxson Management Corporation intend to file promptly one or more applications with the FCC requesting the FCC consent to CM’s acquisition of the 8,311,639 shares of Class B Common Stock and 15,455,062 shares of Class A Common Stock (the “Call Shares”) from the Paxson Stockholders.

                The Tender Offer

                In connection with the assignment of the Call Agreement, CM commenced the Tender Offer on May 4, 2007 (the “Commencement Date”) for any and all of the outstanding shares of Class A Common Stock at a price per share of $1.46 (the “Offer Price”).

                Delisting and Deregistration

                The Master Agreement provides that, following the closing of the Tender Offer, the Company shall, to the extent permitted by law, delist the shares of Class A Common Stock from the American Stock Exchange and deregister such shares under the Exchange Act.

                 New Classes of Preferred Stock and Commencement Date Exchange

                As required by the Master Agreement, the Company has authorized the following new classes of preferred stock (the “New Preferred Stock”): (i) 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series A-1 Convertible Preferred Stock”), (ii) 8% Series A-2 Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series A-2 Preferred Stock”), (iii) 12% Series A-3 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series A-3 Convertible Preferred Stock”), (iv) 12% Series B Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series B Convertible Preferred Stock ”), (v) 8% Series C Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series C Preferred Stock”), (vi) 8% Series C Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series C Convertible Preferred Stock”), (vii) 8% Series D Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series D Convertible Preferred Stock”), (viii) Series E-1 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series E-1 Convertible Preferred Stock”), (ix) Series E-2 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the

“Series E-2 Convertible Preferred Stock”), and (x) 8% Series F Non-Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company (the “Series F Non-Convertible Preferred Stock”). Other than the Series C Convertible Preferred Stock, the Company filed with the Secretary of State of the State of Delaware on the Commencement Date each class of the New Preferred Stock.

                On the Commencement Date, NBC Palm Beach I surrendered and delivered to the Company 21,000 shares of Preferred Stock, representing $210,000,000 aggregate stated liquidation preference, in exchange for 21,000 shares of Series F Non-Convertible Preferred Stock, representing $210,000,000 aggregate stated liquidation preference. NBC Palm Beach I, in turn, transferred such 21,000 shares of Series F Non-Convertible Preferred Stock to CM.

                 Additional CM Investment.

                As required by the Master Agreement, CM has invested, on the Commencement Date, $100,000,000 in the Company’s 11% Series B Mandatorily Convertible Subordinated Debt due 2013 of the Company (the “Series B Convertible Subordinated Debt”). Upon the closing or expiration of the Exchange Offer (as defined below), as applicable, CM will invest an additional amount of up to $15,000,000 or such lesser amount as permitted under the Company’s existing debt covenants in the Series B Convertible Subordinated Debt, not to exceed the amount of expenses incurred by the Company in connection with the transactions contemplated by the Master Agreement.

                In addition, CM received a warrant for 100,000,000 shares of Class A Common Stock on the Commencement Date. The exercise price for the warrant is $0.75 per share, payable in cash. The term of the warrant is seven years beginning on the date of the closing of the Exchange Offer.

                 Board Representation

                The Master Agreement provides that between the closing of the Tender Offer and the Call Closing, CM will have the right to designate two members of the Board. In addition, in the event that any member of the Board (other than members appointed by the holders of Senior Preferred Stock) ceases for any reason to serve as a director of the Company, CM will have the right to designate a director to fill any such vacancy.

                The Reverse Stock Split

                Under the Master Agreement, promptly following the closing of the exercise of the Call Right (the “Call Closing”) the Company is required to combine its outstanding shares of Class A Common Stock into a lesser number of shares of Class A Common Stock (the “Reverse Stock Split”). The consummation of the Reverse Stock Split is conditioned, among other things, upon (i) the Tender Offer being completed, (ii) the approval of the Reverse Stock Split by the requisite vote of the holders of the Company’s common stock outstanding and entitled to vote on the matter, (iii) receipt of FCC approval for CM’s acquisition of the Call Shares, (iv) no law, regulation or other requirement of any governmental authority making the Reverse Stock Split illegal being in effect and (v) the Call Closing having occurred. In the Reverse Stock Split, each share of Class A Common Stock issued and outstanding shall be converted into and become such fraction of a fully paid and nonassessable share as shall be determined by the Company, CM and the NBCU Entities such that each holder of shares of Class A Common Stock, other than CM, would be eligible to receive, in respect of all its shares, less than a whole share upon completion of the Reverse Stock Split (the “Reverse Stock Split Ratio”). However, if CM does not own the greatest number of shares of Class A Common Stock immediately prior to the Reverse Stock Split, the applicable Reverse Stock Split Ratio for converting the shares of Class A Common Stock will be such that every holder of shares (including CM) would be entitled to receive, in respect of all its shares, less than a whole share upon completion of the Reverse Stock Split. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, any holder of shares who would otherwise be entitled to receive less than a whole share will be paid in cash the dollar amount (rounded to the nearest cent), without interest, determined by multiplying the number of shares of Class A Common Stock (prior to the Reverse Stock Split) of such holder by $1.46. Immediately prior to the Reverse Stock Split, CM shall make a capital contribution to the Company in the amount necessary to make any payments required to be made to security holders of the Company in connection with the Reverse Stock Split.

                Each share of Class B Common Stock issued and outstanding at the time of the Reverse Stock Split will be converted into and become a fractional number of fully paid and nonassessable shares of Class B Common Stock pursuant to the Reverse Stock Split Ratio. Fractional shares of Class B Common Stock will remain outstanding after the Reverse Stock Split and the Company will issue new stock certificates for such fractional shares.

                At the time of the Reverse Stock Split, the Company will also take all necessary actions to adjust the Company’s stock-based awards under its stock plans so as to give effect to the Reverse Stock Split. In the event the number of shares of Class A Common Stock subject to such stock plans become a fractional share, unless otherwise agreed by the Company and the respective holder, such stock-based awards will be cancelled immediately following the Reverse Stock Split and each holder who will receive a fractional share under the stock plans as a result of the Reverse Stock Split will be paid in cash the dollar amount (rounded to the nearest cent), without interest, determined by multiplying the number of shares of Class A Common Stock subject to such stock plans prior to the Reverse Stock Split by $1.46. Stock-based awards issued on or after November 7, 2005 to any current full-time employee of the Company will nevertheless remain outstanding after the Reverse Stock Split and such holder will not be entitled to receive any cash payments in connection with the Reverse Stock Split.

                Under the Master Agreement, a stockholders’ meeting of the Company shall be held as promptly as practicable following the Call Closing to approve the Reverse Stock Split. At the meeting, CM is required to vote (or cause to be voted) all shares of Class A Common Stock that it and its subsidiaries have the power to vote in favor of the Reverse Stock Split.

                Exclusivity

                The Master Agreement provides that the Company, its subsidiaries and their respective directors, officers, employees and representatives cannot (i) solicit, initiate, encourage, or take any action to facilitate any inquiries or the making of any proposal or offer that may reasonably be expected to lead to any transaction that, inter alia, would reasonably be expected to interfere with the transactions contemplated by the Master Agreement and the related documents (a “Competing Transaction”), (ii) negotiate or obtain a proposal or offer for a Competing Transaction, (iii) agree to, approval or endorse any Competing Transaction or (iv) enter into any agreement relating to a Competing Transaction. The Company further agrees promptly to notify the NBCU Entities of the existence of, material terms of, and the identity of the person making, any proposal or contact regarding a Competing Transaction. The Company also undertakes immediately to cease any existing discussions or negotiations regarding a Competing Transaction, and not to release any person from any confidentiality or standstill agreement. However, on certain conditions, the Board may furnish information to or enter into discussions with a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction if the Board determines that this is required to comply with its fiduciary obligations.

                Except as otherwise provided in the Master Agreement, the Board cannot withdraw or modify the approval or recommendation relating to the transactions contemplated by the Master Agreement and the related documents, or approve or recommend any Competing Transaction.

The Company Exchange Offer

                Under the Master Agreement, as soon as reasonably practicable following the Commencement Date, the Company is required to launch an exchange offer (the “Exchange Offer”) for the outstanding shares of 14¼% Preferred Stock and 9¾% Preferred Stock of the Company (together, the “Senior Preferred Stock”). A holder cannot validly tender less than all of the Senior Preferred Stock it owns on the Commencement Date.

                Under the Exchange Offer, if holders of more than 50% of each class of Senior Preferred Stock tender in the Exchange Offer, then:

•	For each tendered share of 14¼% Preferred Stock, the holder will receive $7,000 principal amount of newly issued 11% Series A Mandatorily Convertible Subordinated Debt due 2013 (the “Series A Convertible Subordinated Debt”) and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock (which would rank senior to all currently outstanding preferred stock); and

•	For each tendered share of 9¾% Preferred Stock, the holder will receive $4,000 principal amount of the Series A Convertible Subordinated Debt and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock.

                 If holders of 50% or less of either class of the Senior Preferred Stock tender in the Exchange Offer (a “Minority Exchange”), then:

•	For each tendered share of 14¼% Preferred Stock, the holder will receive $7,500 principal amount of the Series A Convertible Subordinated Debt and $500 initial liquidation preference of Series B Convertible Preferred Stock; and

•	For each tendered share of 9¾% Preferred Stock, the holder will receive $4,500 principal amount of the Series A Convertible Subordinated Debt and $500 initial liquidation preference of Series B Convertible Preferred Stock.

                The Series A Convertible Subordinated Debt and Series A-1 Convertible Preferred Stock or Series B Convertible Preferred Stock, as the case may be, to be issued to holders of Senior Preferred Stock in the Exchange Offer will be convertible into non-voting and newly issued shares of Class D Common Stock of the Company at a conversion price of $0.90 per share, each increasing at their respective interest rate or dividend rate, as the case may be.

                CM is required to exchange its entire position of Senior Preferred Stock in the Exchange Offer.

Post-Exchange Offer Transactions

                Contingent Exchange. If at the closing of the Exchange Offer the Company has accepted for exchange less than 90% of the outstanding shares of each class of Senior Preferred Stock owned by holders other than CM, (i) NBC Palm Beach I will, promptly following the closing of the Exchange Offer, be entitled to exchange up to $375,000,000 aggregate stated liquidation preference of Preferred Stock with the Company for an equal principal amount of Series B Convertible Subordinated Debt and (ii) CM will, promptly following the closing of the Exchange Offer, be entitled to exchange up to $95,584,689 aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, with the Company for an equal principal amount of Series B Convertible Subordinated Debt. The aggregate stated liquidation preference so exchangeable will be determined pursuant to the methodology set forth in the Master Agreement. The Series B Convertible Subordinated Debt can be convertible into shares of Class A Common Stock or Class C Common Stock at a conversion price of $0.75 per share, increasing at 11% per annum.

                Notwithstanding the immediately preceding paragraph, if the Exchange Offer expires without any shares of Senior Preferred Stock being accepted for exchange by the Company and the conditions to the Contingent Exchange (as defined below) are satisfied, promptly following the expiration of the Exchange Offer, (i) NBC Palm Beach I will be entitled to exchange $375,000,000 aggregate stated liquidation preference of Preferred Stock with the Company for an aggregate principal amount of $375,000,000 Series B Convertible Subordinated Debt and (ii) CM will be entitled to exchange 9,386.46875 shares of 14¼% Preferred Stock and 262.33603 shares of 9¾% Preferred Stock with the Company for $76,403,430 aggregate principal amount of Series B Convertible Subordinated Debt, and to exchange $95,584,689 aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, with the Company for an equal principal amount of Series B Convertible Subordinated Debt (the alternative contingent exchange described in this paragraph or the contingent exchange described in the immediately preceding paragraph, as the case may be, the “Contingent Exchange”).

                Exchange of Preferred Stock. Promptly following the closing of the Exchange Offer or immediately prior to the Contingent Exchange, as applicable, NBC Palm Beach I will exchange with the Company all the remaining Preferred Stock it holds for (i) $31,070,000 aggregate stated liquidation preference of Series E-1 Convertible Preferred Stock (ii) the NBCU Option II (as defined below) and (iii) Series D Convertible Preferred Stock with an aggregate stated liquidation preference equal to $21,070,000 less than the total aggregate stated liquidation preference of the Preferred Stock so exchanged. Both of the Series E-1 Convertible Preferred Stock and the Series

D Convertible Preferred Stock are convertible, at NBCU’s option, into shares of Class A Common Stock or Class C Common Stock. The conversion price of the Series E-1 Convertible Preferred Stock is $0.75 per share. The conversion price of the Series D Convertible Preferred is $0.75 per share, increasing at 8%.

                Exchange of Series F Non-Convertible Preferred Stock.  Promptly following the closing of the Exchange Offer or immediately prior to the Contingent Exchange, as applicable, CM will exchange (i) $95,584,689 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock (transferred by NBC Palm Beach I to CM on the Commencement Date) with the Company for $95,584,689 aggregate stated liquidation preference of (a) Series A-2 Preferred Stock or (b) in the case of a Minority Exchange, Series C Preferred Stock and (ii) $114,961,259 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock for $200,000,000 aggregate stated liquidation preference of Series E-2 Convertible Preferred Stock convertible into shares of Class A Common Stock or Class C Common Stock. The conversion price of each share of Series E-2 Convertible Preferred Stock will be $0.89 per share.

                Transfer of Series B Convertible Subordinated Debt. Promptly following the closing of the Exchange Offer or the occurrence of the Contingent Exchange, as applicable, NBC Palm Beach I will transfer to CM notes representing up to $10,000,000 in principal amount of the Series B Convertible Subordinated Debt it will receive in the Contingent Exchange. The amount so transferred will be determined in accordance with the methodology described on Schedule 10.12 set forth in the Master Agreement.

                Exchange of Series A-2 Preferred Stock or Series C Preferred Stock.  Promptly following the Call Closing, CM will be entitled to exchange the Series C Preferred Stock or Series A-2 Preferred Stock, as the case may be, it will receive upon the exchange of the Series F Non-Convertible Preferred Stock, for Series C Convertible Preferred Stock with an equal aggregate stated liquidation preference. If the Call Closing does not occur before the deadline set forth in the Call Agreement or the FCC approval for CM’s acquisition of the Call Shares is denied, NBC Palm Beach I will exchange its Series B Convertible Subordinated Debt, if any, with CM for an equal aggregate stated liquidation preference of Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, received by CM in the Contingent Exchange. To the extent either of CM or NBC Palm Beach I holds any Series A-2 Preferred Stock or Series C Preferred Stock after such exchange, it will be entitled to exchange with the Company any Series A-2 Preferred Stock for an equal aggregate stated liquidation preference of Series A-3 Convertible Preferred Stock and any Series C Preferred Stock for an equal aggregate stated liquidation preference of Series C Convertible Preferred Stock. Both Series A-3 Convertible Preferred Stock and Series C Convertible Preferred Stock are convertible into shares of Class A Common Stock or Class C Common Stock at a conversion price of $0.75 per share, increasing at their respective dividend rate.

                CM Option to Purchase Preferred Stock. If the closing of the Tender Offer has occurred and for any reason (other than as a result of CM’s breach of its obligations in connection with the Exchange Offer) neither the closing of the Exchange Offer nor the Contingent Exchange occurs, then (i) CM shall transfer back to NBCU $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock and (ii) NBCU shall grant to CM an option to purchase Preferred Stock. The aggregate stated liquidation preference of the option so granted will be $150,000,000 multiplied by a fraction, the numerator of which is the number of shares of Class A Common Stock acquired in the Tender Offer and the denominator of which is the number of outstanding shares of Class A Common Stock on the Commencement Date (less (i) 6,122,544 shares of Class A Common Stock, (ii) any shares of Class A Common Stock held by the Paxson Stockholders and (iii) certain shares of Class A Common Stock issued after November 7, 2005 upon conversion of convertible securities). The exercise price of the option will be equal to the number of shares of Class A Common Stock acquired in the Tender Offer multiplied by $1.46. NBCU is entitled to elect to receive shares of Class C Common Stock in lieu of shares of Class A Common Stock if CM elects to pay the exercise price in shares of Class A Common Stock.

Agreements and Additional Transactions Contemplated by the Master Agreement

                Pursuant to the Master Agreement, the following agreements, among other documents, were also entered into on the Commencement Date:

•	a Call Agreement between NBC Palm Beach II and CM (“NBCU Option I Call Agreement”);

•	a Call Agreement between the Company and NBC Palm Beach I (“NBCU Option II Call Agreement”);

•	a Put/Call Agreement between NBCU and CM (the “Put/Call Agreement”);

•	a Stockholders’ Agreement between the Company, NBCU and CM (the “New Stockholders’ Agreement”);

•	a Registration Rights Agreement between the Company, CM and the NBCU Entities (the “Series B Subordinated Debt Registration Rights Agreement”);

•	a Registration Rights Agreement between the Company, CM and NBCU (the “New Registration Rights Agreement”); and

•	a side letter between NBCU, CM, Citadel Kensington Global Strategies Fund Ltd., and Citadel Wellington LLC (the “Indemnification Side Letter”).

                The following is a summary of the material provisions of the documents listed above.

                NBCU Option I.  Pursuant to the NBCU Option I Call Agreement, on the Commencement Date CM granted to NBC Palm Beach II an irrevocable right to purchase the Call Shares (the “NBCU Option I”), effective upon the Call Closing. The exercise price of the NBCU Option I is $0.40 per share of Class A Common Stock and $0.40 per share of Class B Common Stock, payable in cash. The NBCU Option I is exercisable at any time during the five-year period beginning on the earlier of the business day following (i) the six-month anniversary of the Call Closing and (ii) the date of deregistration of the shares of Class A Common Stock under the Exchange Act. The NBCU Option I will automatically renew in five-year increments. The holder can exercise the NBCU Option I at any time during the term subject to FCC regulations and any other required governmental approvals. Under existing FCC regulations, the NBCU Entities cannot exercise the NBCU Option I. This description of the NBCU Option I Call Agreement is not complete and is subject to the terms of the NBCU Option I Call Agreement, attached hereto as Exhibit 30 and incorporated herein by reference.

                NBCU Option II.  Pursuant to the NBCU Option II Call Agreement, on the Commencement Date the Company granted to NBC Palm Beach I an irrevocable right to purchase 26,688,361 shares of Class B Common Stock (the “NBCU Option II”), effective upon the Call Closing. The exercise price of the NBCU Option II is $0.50 per share of Class B Common Stock, payable in cash. The NBCU Option II is exercisable at any time during the five-year period beginning on the Call Closing and will automatically renew in five-year increments. The holder may exercise the NBCU Option II at any time during the term subject to FCC regulations and any other required governmental approvals. Under existing FCC regulations, the NBCU Entities cannot exercise the NBCU Option II. This description of the NBCU Option II Call Agreement is not complete and is subject to the terms of the NBCU Option II Call Agreement, attached hereto as Exhibit 31 and incorporated herein by reference.

                The Put/Call Agreement. The Put/Call Agreement provides that upon a Trigger Event (defined below), CM will have the right, subject to the receipt of any required FCC approval and other required governmental approvals, to put to NBCU all of the Company securities it owns on the date of the exercise of the put right or the call right (other than the Call Shares), as the case may be, up to certain amount as determined in the Put/Call Agreement. If CM does not exercise the put right, NBCU will have a right to call these securities. A “Trigger Event” occurs if at any time, either (i) NBCU, (ii) a group comprised of NBCU and a holder of the NBCU Option I, the NBCU Option II or other Company securities transferred by NBCU or (iii) any third party (other than CM and its affiliates) that received the Company securities from NBCU (or its affiliates), acquires securities representing a majority of the voting power of the Company outstanding at such time. In addition, the Put/Call Agreement provides each of CM and NBCU with a right of first offer and right of last offer for the benefit of the other party with respect to the Company securities transferred by the other party to an unaffiliated third party. This description of the Put/Call Agreement is not complete and is subject to the terms of the Put/Call Agreement, attached hereto as Exhibit 32 and incorporated herein by reference.

                New Stockholders’ Agreement. The New Stockholders’ Agreement will become effective (with certain sections of the New Stockholders’ Agreement becoming effective at the Call Closing) upon the earlier of the date on which (i) the aggregate number of shares of Class A Common Stock owned by the CM and its affiliates represents a majority of the shares of Class A Common Stock outstanding or (ii) the Paxson Stockholders no longer beneficially own any Call Shares.  Upon the effectiveness of the New Stockholders’ Agreement, the Amended and Restated Investment Agreement entered into on November 7, 2005 between NBCU and the Company and the Stockholder Agreement entered into on November 7, 2005 among NBCU, the Company and the Paxson Stockholders will terminate; provided, that if the New Stockholders’ Agreement becomes effective prior to the date the Paxson Stockholders cease to beneficially own any Call Shares, the Stockholder Agreement will remain effective until such date. To the extent that the New Stockholders’ Agreement becomes effective prior to the termination of the Stockholder Agreement and any of the terms of the New Stockholders’ Agreement are inconsistent with the rights of the NBCU Entities or the obligations of the Company under the Stockholder Agreement but do not otherwise adversely affect the rights of the Paxson Stockholders under the Stockholder Agreement, the New Stockholders’ Agreement will govern.

                The New Stockholders’ Agreement provides for the Board to be comprised of 13 directors or such other number of directors as the Board may agree (subject to the approval rights described below). For so long as CM and its affiliates hold the majority of the outstanding voting power of the Company, CM has the right to designate seven directors. If CM and its affiliates hold less than 50% of the outstanding voting shares but more than 20% of the same, CM has the right to designate two directors. If NBCU and its affiliates hold more than 20% of the voting shares, they will be entitled to nominate two directors, and if they hold a majority of such shares, they will have the right to nominate seven directors.

                Further, each of NBCU and CM will be entitled to approve certain actions involving the Company until it no longer holds 25% of the outstanding voting shares of the Company on a fully-diluted basis. The following actions involving the Company, among others, require this approval:

• the adoption of any shareholder rights plan;

• a material agreement that would be adverse to either CM or the NBCU Entities;

• an action that would cause certain media assets to be attributable to CM (or its affiliates) or NBCU (or its affiliates) under
FCC regulations;

• the adoption of the annual operating budget for the Company;

• amendments to the Company’s certificate of incorporation or by-laws;

• a sale of the primary operating assets of, or a FCC license of, a material Company television station;

• certain material sales of assets, material acquisitions and material mergers or business combination transactions;

• certain issuances, splits and reclassifications of stock of the Company;

• material employment contracts;

• an increase in the size of the Board; and

• a bankruptcy filing.

                NBCU and CM will each have a preemptive right with respect to issuance of capital stock by the Company. In addition, NBCU will have a right of first offer on the sale of certain material television stations of the Company.

                This description of the New Stockholders’ Agreement is not complete and is subject to the terms of the New Stockholders’ Agreement, attached hereto as Exhibit 33 and incorporated herein by reference.

                Series B Subordinated Debt Registration Rights Agreement. The Series B Subordinated Debt Registration Rights Agreement provides for certain registration rights for the benefit of the NBCU Entities, CM and their respective permitted transferees after an initial public offering of a class of equity securities of the Company. The Company is required, upon demand of CM, the NBCU Entities or holders of a majority of the Series B Convertible Subordinated Debt to file a shelf registration statement with the SEC (under the Securities Act of 1933, as amended) to cover resales of the Series B Convertible Subordinated Debt. This description of the Series B Subordinated Debt Registration Rights Agreement is not complete and is subject to the terms of the Series B Subordinated Debt Registration Rights Agreement, attached hereto as Exhibit 34 and incorporated herein by reference.

                The New Registration Rights Agreement. The New Registration Rights Agreement provides for certain registration rights for the benefit of NBCU and CM after an initial public offering of a class of equity securities of the Company. It will become effective, and the Registration Rights Agreement entered into on September 15, 1999 between the Company and NBCU, as amended on November 7, 2005, will terminate, in each case upon the closing of the Exchange Offer or the occurrence of the Contingent Exchange. Pursuant to the New Registration Rights Agreement, the Company is required, upon proper demand by NBCU, CM or their respective permitted transferees, to register (under the Securities Act of 1933, as amended) shares of Class A Common Stock and Class D Common Stock owned by, or issued upon conversion of the Company’s convertible securities held by, NBCU, CM or their respective permitted transferees. In addition, NBCU and CM have a right to “piggy-back” on the Company’s registration statement in certain circumstances. This description of the New Registration Rights Agreement is not complete and is subject to the terms of the New Registration Rights Agreement, attached hereto as Exhibit 35 and incorporated herein by reference.

                The Indemnification Side Letter. CM, Citadel Wellington LLC (“CW”), Citadel Kensington Global Strategies Fund Ltd. (“CKGS”) and the NBCU Entities have entered into an Indemnification Side Letter in connection with the transactions contemplated by the Master Agreement. The Indemnification Side Letter provides that if CM incurs any losses for which it is entitled to be indemnified by the Company (due to a breach by the Company of certain representations, warranties or covenants in the Master Agreement relating to compliance with Rule 14d-10 of the Exchange Act) for which it is entitled to be indemnified by the Company but for which the Company has failed to indemnify CM, the NBCU Entities are required to, jointly and severally, indemnify CW and CKGS against 50% of such losses that have not been indemnified by the Company, subject to certain limits. In addition, in the event the NBCU Entities are required to retain not less than $250,000,000 aggregated stated liquidation preference of Preferred Stock pursuant to the Master Agreement following the closing of the Exchange Offer or the Contingent Exchange, each of CM and the NBCU Entities will effect any change to the terms of the securities of the Company held or to be held by CM and the NBCU Entities as may be necessary such that the economic substance of the transactions contemplated by the Master Agreement regarding CM and the NBCU Entities will not in any manner be adversely affected. This description of the Indemnification Side Letter is not complete and is subject to the terms of the Indemnification Side Letter, attached hereto as Exhibit 36 and incorporated herein by reference.

                        Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 5.    Interest in Securities of the Issuer.

                        Item 5 is amended and restated in its entirety to read as follows:

“(a)         The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Amendment No. 10 are incorporated herein by reference. After giving effect to the Master Agreement, NBC Palm Beach I holds 39,607 shares of Preferred Stock convertible into 198,035,000 shares of Class A Common Stock. The NBCU Entities would hold, in the aggregate, 198,035,000 shares of Class A Common Stock upon conversion of Preferred Stock, which represent beneficial ownership of 75.2% of the outstanding Class A Common Stock of the Company. However, the right to acquire such shares of Class A Common Stock upon conversion is subject to material conditions, including, without limitation, those contained in the Certificate of Designation and the applicable FCC regulations.

                As a result of the Master Agreement described in Item 4, the NBCU Entities and CLP may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; however, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CLP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Common Stock or Class B Common Stock.

(b)                   The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this statement on Amendment No. 10 and (ii) Item 5(a) hereof are incorporated herein by reference. Upon conversion of all of the shares of Preferred Stock, NBC Palm Beach I would have the sole power to dispose of 198,035,000 shares of Class A Common Stock. However, the shares of Preferred Stock are not currently convertible into shares of Class A Common Stock. The right to acquire such shares of Class A Common Stock upon conversion is subject to material conditions, including, without limitation, those contained in the Certificate of Designation and the applicable FCC regulations.

                As a result of the Master Agreement described in Item 4, the NBCU Entities and CLP may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; however, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons have the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by CLP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such sole or shared power to vote or direct the vote or dispose or direct the disposition of such shares of equity securities is expressly disclaimed.

                                Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Class A Common Stock or other securities of the Company which they may be deemed to beneficially own.

(c)                   Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Class A Common Stock of the Company during the past 60 days.

(d)                   Not applicable.

(e)                   Not applicable.

                                Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC Holding or GE is the “beneficial owner” of any shares of Class A Common Stock or other securities of the Company.”

Item 7.            Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 29	Master Transaction Agreement, dated May 3, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., and CIG Media LLC.

Exhibit 30	NBCU Option I Call Agreement, dated May 4, 2007, by and among CIG Media LLC and NBC Palm Beach Investment II, Inc.

Exhibit 31	NBCU Option II Call Agreement, dated May 4, 2007, by and among ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc.

Exhibit 32	Put/Call Agreement, dated May 4, 2007, by and between CIG Media LLC and NBC Universal, Inc.

Exhibit 33	New Stockholders’ Agreement, dated May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC.

Exhibit 34	Series B Subordinated Debt Registration Rights Agreement, dated May 4, 2007, by and among ION Media Networks, Inc, NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.

Exhibit 35	New Registration Rights Agreement, dated May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC.

Exhibit 36	Indemnification Side Letter, dated May 4, 2007, from Citadel Wellington LLC, Citadel Kensington Global Strategies Fund Ltd. and CIG Media LLC to NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc.

SIGNATURE

                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

	By:	/s/ Lynn A. Calpeter
	Name:	Lynn A. Calpeter
	Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

	By:	/s/ Elizabeth A. Newell
	Name:	Elizabeth A. Newell
	Title:	Assistant Secretary

NBC UNIVERSAL, INC.

	By:	/s/ Elizabeth A. Newell
	Name:	Elizabeth A. Newell
	Title:	Assistant Secretary

NBC PALM BEACH Investment I, INC.

	By:	/s/ Elizabeth A. Newell
	Name:	Elizabeth A. Newell
	Title:	Assistant Secretary

NBC PALM BEACH Investment II, INC.

	By:	/s/ Elizabeth A. Newell
	Name:	Elizabeth A. Newell
	Title:	Assistant Secretary

Dated: May 7, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 29	Master Transaction Agreement, dated May 3, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., and CIG Media LLC.

Exhibit 30	NBCU Option I Call Agreement, dated May 4, 2007, by and among CIG Media LLC and NBC Palm Beach Investment II, Inc.

Exhibit 31	NBCU Option II Call Agreement, dated May 4, 2007, by and among ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc.

Exhibit 32	Put/Call Agreement, dated May 4, 2007, by and between CIG Media LLC and NBC Universal, Inc.

Exhibit 33	New Stockholders’ Agreement, dated May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC.

Exhibit 34	Series B Subordinated Debt Registration Rights Agreement, dated May 4, 2007, by and among ION Media Networks, Inc, NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.

Exhibit 35	New Registration Rights Agreement, dated May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC.

Exhibit 36	Indemnification Side Letter, dated May 4, 2007, from Citadel Wellington LLC, Citadel Kensington Global Strategies Fund Ltd. and CIG Media LLC to NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc.

i